SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Globecomm Systems Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37956X103
(CUSIP Number)

Mr. Charles Frumberg
Emancipation Capital
825 Third Avenue, 33rd Floor
New York, New York 10022
(212) 605-0661
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2013
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37956X103	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Emancipation Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 37956X103	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Emancipation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 37956X103	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 37956X103	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Emancipation Capital SPV II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 37956X103	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 37956X103	SCHEDULE 13D/A	Page 7 of 9 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on October 16, 2012 (the "Original Schedule 13D"), as amended by Amendment No.1 filed on November 8, 2012 ("Amendment No. 1" and the Original Schedule 13D as amended hereby and by Amendment No. 1, the "Schedule 13D") with respect to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Globecomm Systems Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends and restates Item 5 as set forth below. This is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons.

 (b) Information concerning the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition is set forth in Items 7 through 10 of the cover pages to this Schedule 13D for each such Reporting Person and is incorporated herein by reference for each such Reporting Person.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons within the last 60 days is set forth in the table below. As of the date of this Schedule 13D, Emancipation Master Ltd. and Emancipation Capital SPV are the only Reporting Persons and the only entities or individuals that directly beneficially own Common Stock. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Emancipation Master Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
08/26/2013	(8,370)	13.99
08/27/2013	(70,750)	13.92
08/28/2013	(5,300)	13.97
08/29/2013	(3,450)	14.00
09/05/2013	(2,200)	13.96
09/25/2913	(28,750)	13.99
09/25/2013	(50,000)	14.00
09/25/2013	(150,000)	13.99
09/25/2013	(4,050)	14.00
09/26/2013	(1,010)	14.00
09/26/2013	(88,163)	13.99
09/26/2013	(9,617)	13.98
09/26/2013	(6,938)	13.98

CUSIP No. 37956X103	SCHEDULE 13D/A	Page 8 of 9 Pages

Emancipation Capital SPV

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
08/26/2013	(8,370)	13.99
08/27/2013	(70,750)	13.92
08/28/2013	(5,275)	13.97
08/29/2013	(3,450)	14.00
09/03/2013	(32,382)	13.94
09/04/2013	(7,478)	13.96
09/25/2013	(28,750)	13.99
09/25/2013	(50,000)	14.00
09/25/2013	(150,000)	13.99
09/25/2013	(4,050)	14.00
09/26/2013	(361,837)	13.99

* Excluding commissions.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

(e) As of September 4, 2013, the Reporting Persons ceased to beneficially own any shares of Common Stock. Accordingly, this Amendment No. 2 constitutes an exit filing for the Reporting Persons.

CUSIP No. 37956X103	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 30, 2013

Emancipation Capital, LP

By:	Emancipation Capital LLC, its general partner

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital Master, Ltd.

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Director

Emancipation Capital SPV II LLC

By:	Emancipation Capital LLC, its managing member

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

/s/ Charles Frumberg
Charles Frumberg